UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Xenonics Holdings, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
984117-10-1
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	984117-10-1

1	NAMES OF REPORTING PERSONS Theodore Aroney TTE, FBO the Theodore Aroney Trust (The original Schedule 13G to which this Amendment No. 1 relates was filed by Theodore Aroney on February 18, 2005.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		581,222

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		581,222

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	581,222

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9%

12	TYPE OF REPORTING PERSON (See Instructions)

	OO

SCHEDULE 13G
     This Amendment No. 1 to Statement on Schedule 13G relates to shares of common stock, par value $.001 per share (the “Common Stock”), of Xenonics Holdings,Inc., a Nevada corporation (the “Issuer”).

ITEM 1
(a)	Name of Issuer: Xenonics Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
2236 Rutherford Road, Suite 123
San Diego, California 92008
ITEM 2
(a)	Name of Person Filing: Theodore Aroney TTE, FBO the Theodore Aroney Trust

(b)	Address of Principal Business Office or, if none, Residence:
P.O. Box 675447
Rancho Santa Fe, California 92067
(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, par value $.001 per share.

(e)	CUSIP Number: 984117-10-1
ITEM 3      If this statement is filed pursuant to §§ 240.13d-1(b),or 240.13d-2(b) or (c), check whether the person filing is a:
(a)   ☐    Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)   ☐    Bank as defined in section 3(a)(6)of the Act(15 U.S.C 78c)
(c)   ☐    Insurance company as defined in Section 3(a)(19) of the Act(15 U.S.C. 78c);
(d)   ☐    Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)   ☐    Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)    ☐    An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)   ☐    A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)  ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)   ☐    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940(15 U.S.C. 80a-3);
(j)   ☐    Group, in accordance with Section 240. 13d-1(b)(1)(ii)(J)
Not Applicable
ITEM 4      Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 581,222 shares of Common Stock

(b)	Percent of class: 2.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 581,222

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 581,222

(iv)	Shared power to dispose or to direct the disposition of: 0
ITEM 5      Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.
ITEM 6       Ownership of More than Five Percent on Behalf of Another Person
NOT APPLICABLE
ITEM 7       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
NOT APPLICABLE
ITEM 8      Identification and Classification of Members of the Group
NOT APPLICABLE

ITEM 9       Notice of Dissolution of Group
NOT APPLICABLE
ITEM 10       Certification
     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2008

	By:	/s/ Theodore Aroney

Theodore Aroney TTE, FBO the
Theodore Aroney Trust

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